Branch 18
811-01474
(AIM Stock Fund)

40-33

AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

November 29, 2004

04052188

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc. and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Management Group Inc. and A I M Distributors, Inc., a distributor, a copy of **Statement of Claims of DTI Financial, Inc. with Exhibits A, B, C, D, and E** in *DTI Financial, Inc. v. A I M Management Group Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

BEFORE THE
NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
IN THE MATTTER OF THE ARBITRATION BETWEEN

DTI FINANCIAL, INC.	§	
	§	
Claimant,	§	
	§	**ARBITRATION NO.: _______**
V.	§	
	§	
A I M DISTRIBUTORS, INC. and	§	
A I M MANAGEMENT GROUP, INC.	§	
	§	
Respondents.	§	

STATEMENT OF CLAIMS OF DTI FINANCIAL, INC.

A. Introduction

1. Claimant DTI Financial, Inc. (hereinafter referred to as "DTI" or "Claimant") brings this NASD arbitration action against the Respondents A I M Distributors, Inc. and A I M Management Group, Inc. (hereinafter collectively referred to as "AIM" or "Respondent") in order to recover damages owed to DTI by AIM arising out of AIM's (i) breach of fiduciary duty owed to DTI, (ii) unfair competition, (iii) business disparagement, (iv) unjust enrichment, (v) misappropriation of confidential and proprietary information, (vi) breach of contracts, (vii) negligent misrepresentation, (viii) intentional misrepresentation (fraud), and (ix) conversion of unpaid brokerage fees and commissions.

2. On October 29, 2003, DTI Financial, Inc. filed suit against A I M Distributors, Inc. and A I M Management Group, Inc. On January 16, 2004, the parties entered into an agreement that DTI will submit all of its claims against AIM to the National Association of Securities Dealers, Inc. ("NASD") Dispute Resolution for arbitration, and further agreed that venue for NASD arbitration will be located in Houston, Texas. As a result, DTI now brings its claims against AIM to this tribunal for final and binding arbitration.

B. The Parties

3. At all relevant times, Claimant DTI was a licensed broker-dealer, and a member in good standing with the NASD. DTI was in the business of buying and selling securities and providing its' clients financial investment advisory services. DTI's principal offices are located at 301 East 78th Street, Suite 16E, New York, New York 10021. DTI's CEO and President is Mr. Deepak Gulati.

4. Upon information and belief, Respondent AIM was a member in good standing with the NASD at all relevant times. Furthermore, among other things, AIM was a distributor for retail mutual funds. Houston-based AIM Investments, an affiliate or parent of A I M Distributors, Inc. and A I M Management Group, Inc., represents a large investment management company, offering products and services through a range of investment portfolios under the "AIM" and "INVESCO" brand names. As of June 30, 2003, AIM Investments had approximately $147 billion in assets under management and 11 million shareholders. 'AIM Investments' is a service mark of A I M Management Group, Inc.

5. The principal offices of A I M Distributors, Inc. and A I M Management Group, Inc. are located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

6. The registered agent for service of process of Respondent A I M Distributors, Inc. is CT Corporation System, located at 1201 Main Street, Suite 1150, Houston, Texas 77002.

7. The registered agent for service of process of Respondent A I M Management Group, Inc. is CT Corporation System, located at 350 N. St. Paul, Dallas, Texas 75201.

8. Respondents are represented by the following counsel: Mr. David J. Levy and Mr. Charles Jason Rother, Fulbright & Jaworski, L.L.P., 1301 McKinney, Suite 5100, Houston, Texas 77010-3095 (Telephone: (713) 651-5213, Facsimile: (713) 651-5246).

C. Facts

9. On August 31, 1987, DTI and AIM entered into two valid contracts, the (a) Dealer Assistance Agreement for Sale of Shares of the AIM Mutual Funds (*attached hereto as Exhibit A and incorporated herein by reference*) and the (b) Selected Dealer Agreement for Investment Companies Managed by AIM Advisors, Inc. (*attached hereto as Exhibit B and incorporated herein by reference*) (*Exhibits A* and *B* collectively referred to hereinafter as the "Agreements").

10. Under the Dealer Assistance Agreement for Sale of Shares of the AIM Mutual Funds, AIM was obligated to pay DTI certain fees in accordance with Rule 12b-1 promulgated under the Investment Company Act of 1940. These are fees charged by some mutual funds to cover promotion, distributions, marketing expenses, and sometimes commissions to brokers.

11. DTI's obligation under this agreement was to provide distribution assistance and administrative support to DTI's clients that owned shares in AIM's mutual funds. At all relevant times, DTI or DTI's employees, agents or representatives provided such distribution assistance and administrative support to DTI's clients that owned shares in AIM's mutual funds.

12. Under the Selected Dealer Agreement for Investment Companies Managed by AIM Advisors, Inc., AIM was obligated to pay brokerage commissions and concessions to DTI.

13. DTI's obligation under this agreement was to sell shares of AIM's investment and mutual funds to DTI's clients. At all relevant times, DTI or DTI's employees, agents or representatives sold shares of AIM's investment and mutual funds to DTI's clients.

14. From August 31, 1987 until June 30, 1992, AIM paid all commissions and 12b-1 fees that were owed to DTI based on the value of DTI's client investments in AIM's investment and mutual funds.

15. As of June 30, 1992, DTI had placed approximately $3,000,000 with AIM, which represented 596 accounts under management at AIM. DTI had developed and placed these accounts with AIM during an approximately five-year period beginning August 31, 1987. The large number and dollar value of these investment accounts that DTI had developed were a direct result of DTI's hard work and continued efforts.

16. On March 3, 1992, DTI submitted correspondence to Mr. John Caldwell, Senior Vice President of AIM Distributors, Inc., notifying Mr. Caldwell that beginning July 1, 1992, DTI was contemplating no longer being engaged in the business of retail brokerage (*attached hereto as Exhibit C is a copy of the DTI's March 3, 1992 letter to AIM*). DTI further informed Mr. Caldwell that it intended to transfer DTI's client base of approximately $3,000,000, to Victorson Associates, Inc. DTI also made Mr. Caldwell aware that Mr. Marc Stashower, Vice President of DTI, had managed DTI's retail client relationships since 1985, that Mr. Stashower would be joining Victorson Associates, Inc. effective July 1, 1992, and that Mr. Stashower would continue to be the contact person for all of DTI's clients (*See Exhibit C*).

17. In this March 3, 1992 letter sent to Mr. Caldwell, the President of DTI, Mr. Deepak Gulati, requested that AIM continue to send all commissions and 12b-1 fees under the Agreements to DTI for business written through June 30, 1992, and that effective July 1, 1992, all commissions and 12b-1 fees should be sent to Victorson Associates through Victorson's existing and valid broker/dealer relationship with AIM (*Exhibit C*).

18. Mr. Gulati further indicated in the March 3, 1992 letter to Mr. Caldwell that "... If there is *any problem* [emphasis added] with this transfer of clients and payments, kindly let me know. In that event kindly send all checks to DTI Financial and we will forward them to Victorson Associates." (*Exhibit C*).

19. AIM and Mr. Caldwell did not object, and led DTI to believe that the proposed arrangement was acceptable to AIM.

20. Some time later, Mr. Stashower informed DTI that AIM had not paid Victorson any commissions or 12b-1 fees for DTI's investment clients as AIM had previously been instructed.

21. As a result, on September 7, 2002, Mr. Gulati sent a letter to Ms. Ofelia Mayo, Vice President and General Counsel of AIM, asking Ms. Mayo for an explanation of why AIM had stopped paying commissions and 12b-1 fees to DTI or to Victorson, why without any authority or justification AIM had kept for its' own gain the substantial commissions and 12b-1 fees earned on clients of DTI, and on what basis had AIM paid those substantial sums to itself. Mr. Gulati also noted in this correspondence to AIM's general counsel that in April 2001, AIM admitted to have made a mistake, and resumed paying the commissions and 12b-1 fees to Victorson for DTI's customers without requiring any action to be taken or paperwork to be prepared on the part of DTI or Victorson. Mr. Gulati, therefore, requested that AIM's general counsel submit a check for all unpaid commissions and 12b-1 fees from July 1992 until March 2001.

22. On October 21, 2002, Mr. Stephen Rimes, Counsel for AIM, responded but failed to provide any explanation of substance, and simply and unjustifiably took the position that AIM did not owe Rule 12b-1 fees to Victorson. In his correspondence, Mr. Rimes

conveniently avoided any discussion of (a) AIM's failure to pay commissions under the Agreements for the period July 1992 to March 2001, (b) AIM's failure to inform DTI in 1992 of any problems it would have in transferring DTI's $3,000,000 plus customer base to Victorson, and (c) AIM's failure to transfer DTI's $3,000,000 plus customer base back to DTI so that DTI may re-invest the $3,000,000 plus in other firms' mutual funds or investments.

23. On two additional occasions, November 15, 2002 and January 3, 2003, DTI again requested in writing that AIM pay the unpaid commissions and 12b-1 fees. During this time period, Mr. Rimes intentionally caused further delay, and responded on December 19, 2002 with a baseless position that Rule 12b-1 prohibits AIM from paying the Rule 12b-1 fees, while ignoring the commissions due and payable, and failing to make any mention of returning the $3,000,000 plus in DTI client investments back to DTI for reinvestment elsewhere.

24. After much intentional delay caused by AIM's general counsel, it became apparent that AIM had no desire of paying the substantial commissions and 12b-1 fees it owed to DTI. It also become apparent that AIM intended to illegally benefit from the hard work DTI had expended over the years in developing the 596 investor accounts DTI had brought to AIM.

25. DTI therefore had no choice but to pursue legal action against AIM. On October 21, 2002, and then on December 19, 2002, based on AIM's complete and utter lack of logic for their refusal to pay the unpaid commissions and 12b-1 fees, DTI became aware that AIM is committing fraud against DTI, and has converted DTI's commissions and fees for its' own gain.

D. AIM's Acts Constitute a Breach of Fiduciary Duty

26. Respondent AIM breached its confidential relationship with DTI in that AIM owed a duty to act in good faith, and not to allow its economic interest to prevail over the interests of Claimant DTI, and to act in the best interest of Claimant, due to the request of such trade secret and confidential information.

27. AIM requested such information from DTI in the course of its business relationship, which under ordinary circumstances, did not require such information, and at the time, would not be used by AIM due to its business relationship with DTI.

28. But for this business relationship with AIM, Claimant DTI would never have disclosed such information.

29. Respondents AIM breached its confidential relationship with Claimant DTI when AIM misappropriated the trade secrets and confidential information of Claimant, and used them to its' own economic benefit to compete directly and improperly benefit from the use of DTI's proprietary client information.

E. AIM's Acts Constitute Unfair Competition

30. Respondent AIM committed acts of unfair competition against DTI, by asserting ownership of client investor accounts, which ownership was known to be both factually and legally unfounded under either an objective or subjective standard of reasonableness.

31. AIM's intentional actions have and continue to cause grave harm to the business reputation and goodwill of DTI.

32. AIM's actions of converting DTI's client's funds, failure to pay commissions and Rule 12b-1 fees, and subsequent refusal to address DTI's concerns thereby usurping the

valuable businesses of DTI all constitute acts of unfair competition. Such acts of unfair competition are contrary to any accepted business norms, ethics, morals or standards.

33. Respondent AIM's motive is to injure DTI's reputation and goodwill and to ultimately cause DTI to fail as a business.

34. Such willful and deliberate acts of unfair competition have caused damage to DTI for which DTI is entitled to actual and punitive damages.

F. AIM's Acts Constitute Business Disparagement

35. Upon information and belief, AIM has engaged in a campaign to destroy the reputation and goodwill of DTI. AIM's campaign includes unauthorized communication with DTI's customers, potential customers, and vendors, both in writing and orally, in which AIM has claimed ownership and exercised control over DTI's client investor accounts.

36. AIM's defamatory communication set forth above and elsewhere herein was communicated with the intent to harm the business reputation and goodwill of DTI.

37. AIM's communications have successfully harmed the reputation and goodwill of DTI, causing it immeasurable harm.

38. At the time each alleged defamatory communication occurred, AIM knew that each was false, since the knowingly invalid and fraudulently procured client investor accounts of DTI extends no valid rights to AIM.

39. In the alternative, at the time each alleged defamatory communication occurred, AIM acted recklessly and with gross negligence in ascertaining the truth or falsity of each defamatory communication, knowing at the time that it had no rights in DTI's client investor account base.

40. DTI has been proximately harmed by AIM's false and defamatory communications, and now seeks all compensable damages, including the award of punitive or enhanced damages as allowed under the law.

G. AIM's Acts Constitute Unjust Enrichment

41. Respondent AIM has intentionally and unlawfully used DTI's confidential information and trade secrets as described above in order to attain an economic advantage over DTI.

42. AIM has taken and used DTI's confidential information and trade secrets relating to the identity and confidential information of DTI's client investors and accounts for its' commercial benefit without compensation to DTI.

43. As a consequence, AIM has saved itself the time, effort, and monies required to independently develop and acquire such information, material and clients, assuming it could ever independently develop the confidential information and material, and the client base that is mostly Indian, a specialized and particular sector of the community and a unique ethnic group.

H. AIM's Acts Constitute Misappropriation of Confidential and Proprietary Information

44. Through the misappropriation of DTI's confidential and proprietary information and client investor information including client lists, AIM has misappropriated information and material, which whether trade secret or confidential, was created by DTI through the substantial expenditure of time, labor, skill, and money, and constitutes a unique pecuniary interest of DTI.

45. AIM procured this information and material by improper means, and it has used and continues to use this information and material in competition with DTI in order to obtain

a special advantage because AIM is no longer burdened with the significant time, labor, skill, or expenses that DTI incurred in developing this information.

46. DTI has been harmed by AIM's possession, disclosure, and use of DTI's information and material to the extent that AIM has wrongfully gained from the possession, disclosure, and use of DTI's information and material for which DTI has received no compensation.

47. As a direct and proximate result of AIM's misappropriation of DTI's proprietary information, time, labor, skill, and money, AIM has damaged DTI and has been unjustly enriched.

48. Because AIM's conduct was willful and malicious, and in conscious disregard of the rights of DTI, DTI is entitled to an award of punitive damages.

I. AIM's Acts Constitute Breach of Contract

49. Claimant DTI and Respondent AIM entered into two valid contracts under which DTI would receive Rule 12b-1 fees and brokerage concessions and commissions.

50. AIM has breached and continues to breach these contracts as performance is due each time a fee or commission is owed to DTI.

51. Respondent's failure to perform its obligations under the two contracts resulted in a breach of both agreements between AIM and DTI.

52. Such breach has caused DTI damages for which DTI now seeks compensation.

J. AIM's Acts Constitute Negligent Misrepresentation

53. AIM misrepresented material facts to DTI regarding their business relationship.

54. These misrepresentations constitute a breach of the duty owed to Claimant DTI in its business relationship with AIM.

55. DTI justifiably relied on the statements and misrepresentations made by AIM, and these acts by AIM have caused and continue to cause damage to DTI.

K. AIM's Acts Constitute Intentional Misrepresentation (Fraud)

56. Respondent AIM misrepresented material facts to DTI, including false statements regarding their business relationship with the intent to induce DTI to rely upon such misrepresentations.

57. DTI justifiably relied upon such knowing misrepresentations to its' detriment and has and continues to suffer actual pecuniary losses.

L. AIM's Acts Constitute Violations of
Rule 12b-1 of the Investment Company Act of 1940

58. By performance of the above acts, AIM has violated Rule 12b-1 of the Investment Company Act of 1940 (the "Act").

59. Furthermore, in its' dealings with DTI, AIM has failed to abide by the proper procedure that AIM is required to follow under the Act.

DAMAGES AND RELIEF SOUGHT

DTI seeks the following damages and relief:

a) Unpaid Rule 12b-1 fees and brokerage commissions AIM owes DTI for the period beginning July 1992 and ending March 2001, which amounts to $258,334.15 (*Attached hereto as Exhibit D, and incorporated herein by reference, is DTI's calculation of these fees and commissions*);

b) Attorneys fees and costs incurred by DTI in pursuing its' claims;

c) Additional exemplary, compensatory and punitive damages in the amount of $4,000,000;

d) Pre-judgment interest in the amount of $194,027.42 (*Attached hereto as Exhibit E, and incorporated herein by reference, is DTI's calculation of pre-judgment interest assuming an award date of year-end 2004*);

e) Post-judgment interest to be calculated at a rate of 12%; and

f) All other relief, in law and in equity, to which DTI may be entitled.

Further, DTI requests that it be allowed to present its claims against AIM by the filing of this Statement of Claims, and by way of a hearing to be held with the NASD's arbitration panel.

Respectfully submitted,

ALI S. AHMED, P.C.

By: [signature]

Salar Ali Ahmed
Federal Bar ID No. 32323
(Southern District of Texas)
Texas State Bar No. 24000342
Travis Tower
1301 Travis Street, Suite 1200
Houston, Texas 77002
Telephone: (713) 223-1300
Facsimile: (713) 547-8910

ATTORNEY FOR CLAIMANT
DTI FINANCIAL, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing was forwarded on April 3, 2004, in the prescribed manner to:

(via CMRRR No. 7003 1680 0000 9212 6735)
Mr. David J. Levy
Mr. Charles Jason Rother
Fulbright & Jaworski, L.L.P.
1301 McKinney, Suite 5100
Houston, Texas 77010-3095

[signature]
Salar Ali Ahmed

EXHIBIT A.

AIM DISTRIBUTORS, INC.

DEALER ASSISTANCE AGREEMENT FOR SALE OF SHARES OF THE AIM MUTUAL FUNDS

AIM DISTRIBUTORS, INC.

Eleven Greenway Plaza
Suite 1919
Houston, Texas 77046

DEALER ASSISTANCE AGREEMENT FOR SALE OF SHARES OF THE AIM MUTUAL FUNDS

Dear Sir:

This Dealer Assistance Agreement (the "Agreement") has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act") by each of the AIM-managed mutual funds (or designated classes of such funds) listed on Schedule A to this Agreement (the "Funds"), under a Distribution Plan (the "Plan") adopted pursuant to said Rule. This Agreement, being made between AIM Distributors, Inc. ("Distributors") and the undersigned authorized dealer, defines the services to be provided by the authorized dealer for which it is to receive payments pursuant to the Plan adopted by each of the Funds. The Plan and the Agreement have been approved by a majority of the directors of each of the Funds, including a majority of the directors who are not interested persons of such Funds, and who have no direct or indirect financial interest in the operation of the Plan or related agreements (the "Non-interested Directors"), by votes cast in person at a meeting called for the purpose of voting on the Plan. Such approval included a determination that in the exercise of their reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood that the Plan will benefit such Fund and its shareholders. The Plan has also been approved by a vote of at least a majority of each of such Funds' (or applicable class of such Funds) outstanding securities, as defined in the 1940 Act.

1. To the extent that you provide distribution assistance and administrative support services to customers who may from time to time directly or beneficially own shares of the Funds, including but not limited to, distributing sales literature, answering routine customer inquiries regarding the Funds, assisting customers in changing dividend options, account designations and addresses, and in enrolling into any of several special investment plans offered in connection with the purchase of the Funds' shares, assisting in the establishment and maintenance of customer accounts and records and in the processing of purchase and redemption transactions, investing dividends and capital gains distributions automatically in shares and providing such other services as the Funds or the customer may reasonably request, we shall pay you a fee periodically.

2. The fee paid with respect to each Fund will be calculated at the end of each payment period (as indicated in Schedule A) for each business day of the Fund during such payment period at the annual rate set forth in Schedule A as applied to the average net asset value of the shares of such Fund purchased or acquired through exchange on or after the Plan Inception Date shown for such Fund on Schedule A. Fees calculated in this manner shall be paid to you only if your firm is the dealer of record at the close of business on the last business day of the applicable payment period, for the account in which such shares are held (the "Subject Shares").

3. We shall pay you the total of the fees calculated for all of the Funds listed on Schedule A for any period with respect to which calculations are made within 45 days after the close of such period.

4. We reserve the right to withhold payment with respect to the Subject Shares purchased by you and redeemed or repurchased by the Fund or by us as Agent within seven (7) business days after the date of our confirmation of such purchase. We reserve the right at any time to impose minimum fee payment requirements before any periodic payments will be made to you hereunder.

5. This Agreement does not require any broker-dealer to provide transfer agency and recordkeeping related services as nominee for its customers.

6. You shall furnish us and the Funds with such information as shall reasonably be requested either by the directors of the Funds or by us with respect to the fees paid to you pursuant to this Agreement.

7. We shall furnish the directors of the Funds, for their review on a quarterly basis, a written report of the amounts expended under the Plan by us and the purposes for which such expenditures were made.

8. Neither you nor any of your employees or agents are authorized to make any representation concerning shares of the Funds except those contained in the then current Prospectus for the Funds, and you shall have no authority to act as agent for the Funds or for Distributors.

9. We may enter into other similiar Dealer Assistance Agreements with any other person without your consent.

10. This Agreement may be terminated with respect to any Fund at any time without payment of any penalty by the vote of a majority of the directors of such Fund who are Non-interested Directors or by a vote of a majority of the Fund's outstanding shares, on sixty (60) days' written notice. It will be terminated by any act which terminates either the Fund's Distribution Agreement with us, the Selected Dealer Agreement between your firm and us or by the Fund's Distribution Plan, and in any event, it shall terminate automatically in the event of its assignment as that term is defined in the 1940 Act.

11. The provisions of the Distribution Agreement between any Fund and us, insofar as they relate to the Plan, are incorporated herein by reference. This Agreement shall become effective upon execution and delivery hereof and shall continue in full force and effect as long as the continuance of the Plan and this related Agreement are approved at least annually by a vote of the directors, including a majority of the Non-interested Directors, cast in person at a meeting called for the purpose of voting thereon. All communications to us should be sent to the address of Distributors as shown at the head of this Agreement. Any notice to you shall be duly given if mailed or telegraphed to you at the address specified by you below.

12. This Agreement shall be construed in accordance with the laws of the State of Texas.

A I M DISTRIBUTORS, INC.

By: [signature]

ACCEPTED: [signature]

Dealer's Name

DTI Financial, Inc.
342 Madison Avenue, Suite 2010, NY, NY 10173

Address

By: Deepak Gulati - President

AIM DISTRIBUTORS, INC.

Eleven Greenway Plaza
Suite 1919
Houston, Texas 77046

SCHEDULE A TO DEALER ASSISTANCE AGREEMENT

Fund	Fee Rate	Plan Calculation Date
AIM California Tax-Free Intermediate Fund	0.25%	June 12, 1987
Charter Fund, Inc.	0.30%	November 18, 1986
Convertible Yield Securities, Inc.	0.25%	August 12, 1986
The Greenway Fund, Inc.	0.50%	September 1, 1986
High Yield Securities, Inc.	0.25%	August 12, 1986
AIM Tax-Free Intermediate Shares	0.25%	May 1, 1987

Frequency of Payments: Semi-annual, on June 30 and December 31 of each year.

Minimum Payment: $100 (with respect to all Funds in the aggregate).

6/30/87

EXHIBIT B.

AIM DISTRIBUTORS, INC.

SELECTED DEALER AGREEMENT FOR INVESTMENT COMPANIES MANAGED BY A I M ADVISORS, INC.

To the Undersigned Selected Dealer:

Gentlemen:

A I M Distributors, Inc., as the exclusive national distributor of shares of the common stock (the "Shares") of the registered investment companies listed on Schedule A attached hereto which may be amended from time to time by us (the "Funds"), understands that you are a member in good standing of the National Association of Securities Dealers, Inc. ("NASD"), or, if a foreign dealer, that you agree to abide by all of the rules and regulations of the NASD for purposes of this Agreement (which you confirm by your signature below). In consideration of the mutual covenants stated below, you and we hereby agree as follows:

1. Sales of Shares through you will be at the public offering price of such Shares (the net asset value of the Shares plus any sales charge applicable to such Shares), as determined in accordance with the then effective prospectus used in connection with the offer and sale of Shares (the "Prospectus"), which public offering price may reflect scheduled variations in, or the elimination of, the Sales Charge on sales of the Funds' Shares either generally to the public or in connection with special purchase plans, as described in the Prospectus. You agree that you will apply any scheduled variation in, or elimination of, the Sales Charge uniformly to all offerees in the class specified in the Prospectus.

2. You agree to purchase Shares solely through us and only for the purpose of covering purchase orders already received from customers or for your own bona fide investment. You agree not to purchase for any other securities dealer unless you have an agreement with such other dealer or broker to handle clearing arrangements and then only in the ordinary course of business for such purpose and only if such other dealer has executed a Selected Dealer Agreement with us. You also agree not to withhold any customer order so as to profit therefrom.

3. The procedures relating to the handling of orders shall be subject to instructions which we will forward from time to time to all selected dealers with whom we have entered into a Selected Dealer Agreement. The minimum initial order shall be specified in the Funds' then current prospectuses. All purchase orders are subject to receipt of Shares by us from the Funds concerned and to acceptance of such orders by us. We reserve the right in our sole discretion to reject any order.

4. With respect to the Funds the Shares of which are indicated on the attached Schedule as being sold with a Sales Charge (the "Load Funds"), you will be allowed the concessions from the public offering price provided in the Load Funds' prospectus. With respect to the Funds whose Shares are indicated on the attached Schedule as being sold without a Sales Charge (the "No-Load Funds"), you may charge a reasonable administrative fee. For the purposes of this Agreement the terms "Sales Charge" and "Dealer Commission" apply only to the Load Funds. All commissions and concessions are subject to change without notice by us and will comply with any changes in regulatory requirements. You agree that you will not combine customer orders to reach breakpoints in commissions for any purpose whatsoever unless authorized by the Prospectus or by us in writing.

5. You agree that your transactions in shares of the Funds will be limited to (a) the purchase of Shares from us for resale to your customers at the public offering price then in effect or for your own bona fide investment, (b) exchanges of Shares between Funds, as permitted by the Funds' then current registration statement (which includes the Prospectus) and in accordance with procedures as they may be modified by us from time to time, and (c) transactions involving the redemption of Shares by a Fund or the repurchase of Shares by us as an accommodation to shareholders. Redemptions by a Fund and repurchases by us will be effected in the manner and upon the terms described in the Prospectus. We will, upon your request, assist you in processing such orders for redemptions or repurchases. To facilitate prompt payment following a redemption or repurchase of Shares, the owner's signature shall appear as registered on the Funds' records and, as described in the Prospectus, it may be required to be guaranteed by a commercial bank, trust company or a member of a national securities exchange.

6. Sales and exchanges of Shares may only be made in those states and jurisdictions where the Shares are registered or qualified for sale to the public. We agree to advise you currently of the identity of those states and jurisdictions in which the Shares are registered or qualified for sale, and you agree to indemnify us and/or the Funds for any claim, liability, expense or loss in any way arising out of a sale of Shares in any state or jurisdiction in which such Shares are not so registered or qualified.

7. We shall accept orders only on the basis of the then current offering price. You agree to place orders in respect of Shares immediately upon the receipt of orders from your customers for the same number of shares. Orders which you receive from your customers shall be deemed to be placed with us when received by us. Orders which you receive prior to the close of business, as defined in the Prospectus, and placed with us within the time frame set forth in the Prospectus shall be priced at the offering price next computed after they are received by you. We will not accept from you a conditional order on any basis. All orders shall be subject to confirmation by us.

8. Your customer will be entitled to a reduction in the Sales Charge on purchases made under a Letter of Intent or Right of Accumulation described in the Prospectus. In such case, your Dealer's Concession will be based upon such reduced Sales Charge; however, in the case of a Letter of Intent signed by your customer, an adjustment to a higher Dealer's Concession will thereafter be made to reflect actual purchases by your customer if he should fail to fulfill his Letter of Intent. When placing wire trades, you agree to advise us of any Letter of Intent signed by your customer or of any Right of Accumulation available to him of which he has made you aware. If you fail to so advise us, you will be liable to us for the return of any commissions plus interest thereon.

9. You and we agree to abide by the Rules of Fair Practice of the NASD and all other federal and state rules and regulations that are now or may become applicable to transactions hereunder. Your expulsion from the NASD will automatically terminate this Agreement without notice. Your suspension from the NASD or a violation by you of applicable state and federal laws and rules and regulations of authorized regulatory agencies will terminate this Agreement effective upon notice received by you from us.

10. With respect to the Load Funds, and unless otherwise agreed, settlement shall be made at the offices of the Funds' transfer agent within five (5) business days after our acceptance of the order. With respect to the No-Load Funds, settlement will be made only upon receipt by the Fund of payment in the form of federal funds. If payment is not so received or made within ten (10) business days of our acceptance of the order, we reserve the right to cancel the sale or, at our option, to sell the Shares to the Funds at the then prevailing net asset value. In this event, or in the event that you cancel the trade for any reason, you agree to be responsible for any loss resulting to the Funds or to us from your failure to make payments as aforesaid. You shall not be entitled to any gains generated thereby.

11. If any Shares of any of the Load Funds sold to you under the terms of this Agreement are redeemed by the Fund or repurchased for the account of the Funds or are tendered to the Funds for redemption or repurchase within seven (7) business days after the date of our confirmation to you of your original purchase order therefor, you agree to pay forthwith to us the full amount of the concession allowed to you on the original sale and we agree to pay such amount to the Fund when received by us. We also agree to pay to the Fund the amount of our share of the Sales Charge on the original sale of such Shares.

12. Any order placed by you for the repurchase of Shares of a Fund is subject to the timely receipt by the Fund's transfer agent of all required documents in good order. If such documents are not received within a reasonable time after the order is placed, the order is subject to cancellation, in which case you agree to be responsible for any loss resulting to the Fund or to us from such cancellation.

13. We reserve the right in our discretion without notice to you to suspend sales or withdraw any offering of Shares entirely, to change the offering prices as provided in the Prospectus or, upon notice to you, to amend or cancel this Agreement. You agree that any order to purchase Shares of the Funds placed by you after notice of any amendment to this Agreement has been sent to you shall constitute your agreement to any such amendment.

14. In every transaction, we will act as agent for the Fund and you will act as principal for your own account. You have no authority whatsoever to act as our agent or as agent for the Funds, any other Selected Dealer or the Funds' transfer agent and nothing in this Agreement shall serve to appoint you as an agent of any of the foregoing in connection with transactions with your customers or otherwise.

15. No person is authorized to make any representations concerning the Funds or their Shares except those contained in the Prospectus and any such information as may be released by us as information supplemental to the Prospectus. If you should make such unauthorized representation, you agree to indemnify the Funds and us from and against any and all claims, liability, expense or loss in any way arising out of or in any way connected with such representation.

AIM DISTRIBUTORS, INC.

16. We will supply you with copies of the Prospectuses and Statements of Additional Information of the Funds (including any amendments thereto) in reasonable quantities upon request. You will provide all customers with a Prospectus prior to or at the time such customer purchases Shares. You will provide any customer who so requests a copy of the Statement of Additional Information on file with the U.S. Securities and Exchange Commission.

17. No advertising or sales literature, as such terms are defined by the NASD, of any kind whatsoever will be used by you with respect to the Funds or us unless first provided to you by us or unless you have obtained our prior written approval.

18. All expenses incurred in connection with your activities under this Agreement shall be borne by you.

19. This Agreement shall not be assignable by you. This Agreement shall be construed in accordance with the laws of the State of Texas.

20. Any notice to you shall be duly given if mailed or telegraphed to you at your address as registered from time to time with the NASD.

21. This Agreement constitutes the entire agreement between the undersigned and supersedes all prior oral or written agreements between the parties hereto.

A I M DISTRIBUTORS, INC.

Date Aug 31, 1987 By B J Thompson

The undersigned accepts your invitation to become a Selected Dealer and agrees to abide by the foregoing terms and conditions. The undersigned acknowledges receipt of prospectuses for use in connection with offers and sales of the Funds.

Date Aug. 19, 1987 By [signature]
Signature

Deepak Gulati — President
Name — Title

DTI Financial, Inc.
Dealer Name

342 Madison Ave., Suite 2010, New York, NY 10173
Address

Please sign both copies and return both copies to:

A I M Distributors, Inc.
Eleven Greenway Plaza, Suite 1919
Houston, Texas 77046

AIM DISTRIBUTORS, INC.
Eleven Greenway Plaza
Suite 1919
Houston, Texas 77046

SCHEDULE A
TO SELECTED DEALER AGREEMENT

Fund	Shares Sold With Sales Charge
AIM California Tax-Free Intermediate Fund	Yes
Charter Fund, Inc.	Yes
The Constellation Growth Fund, Inc.	Yes
Convertible Yield Securities, Inc.	Yes
Cortland Trust General Money Market Fund (AIM Shares)	No
The Greenway Fund, Inc.	Yes
High Yield Securities, Inc.	Yes
AIM Tax-Free Intermediate Shares	Yes
Weingarten Equity Fund, Inc.	Yes

6/30/87

EXHIBIT C.

DTI FINANCIAL, INC.

INVESTMENT BANKERS
Member: NASD • SIPC
551 MADISON AVENUE • TENTH FLOOR
NEW YORK, NY 10022-3212
PH (212) 835-4380 • FAX (212) 835-4388

March 3, 1992

Mr. John Caldwell
Senior Vice President
AIM Distributors, Inc.
11 Greenway Plaza, Suite 1919
Houston, TX 77046

Dear Mr. Carmichael:

In continuation of my discussions and as written confirmation of our agreement with Mr. Wayne Lazier of AIM, kindly note the following changes to our relationship with AIM effective July 1, 1992.

1. DTI Financial is discontinuing our retail brokerage business. We are transferring our clients and related relationships to:

   Victorson Associates, Inc.
   321 Middle Country Road
   Smithtown, NY 11787

2. Mr. Marc Stashower, Vice President at DTI Financial who has been handling our retail client relationships since 1985 is going to be joining Victorson Associates, Inc. effective July 1, 1992. He will continue to be the contact point for all of DTI Financial clients.

3. Kindly continue to send us all commissions and 12(b) fees under our contracts with AIM distributors for business written through June 30, 1992. Effective July 1, 1992 all commissions and 12(b) fees should be sent to Victorson Associates through their broker/dealer relationship with AIM.

If there is any problem with this transfer of clients and payments, kindly let me know. In that event kindly send all checks to DTI Financial and we will forward them to Victorson Associates.

Let me take this opportunity to thank AIM Distributors for having done a great job in working with us on the investments for our clients. I would also like to take this opportunity to bring to your attention the outstanding support that Mr. Wayne Lazier from AIM has provided us in servicing our relationship. With best wishes,

Sincerely,

D. Gulati

Deepak Gulati
President

Cc: Broker/Dealer Relationships
AIM Distributors, Inc.
11 Greenway Plaza, Suite 1919
Houston, TX 77046

Marc Stashower
DTI Financial, Inc

12B-1 Fees and Commissions Owed to DTI Financial, Inc. by AIM

Exhibit D

Year	Month	Commission Amount Paid	Unpaid Commission Amounts Due	12B-1 Trail Amount Paid	AIM statement Funds under Management ($000's)	Value Of NASDAQ Index	Estimated Funds Under Management (Adjusted for Changes in NASDAQ Value) ($000's)	Unpaid 12B-1 Fees Due (1.25%)	Trail Period	Trade Dollars
1992	1	$ 12,017.36		$ 5,207.68					7-91 to 12-91	$ 3,479,114
	2	12,254.14								
	3	8,208.92								
	4	5,000.00 (Est.)								
	5	4,000.00 (Est)								
	6	3,000.00 (Est).								
	7*	1,460.73 (Actual)		7,122.59	2,756.00	580	2,756.00	$ -	1-92 to 6-92	2,756,310
	8		$ 1,448.28							
	9		1,435.83							
	10		1,423.38							
	11		1,410.93							
	12		1,398.48							
1993	1		1,386.03			696	3,307.00	$ 4,133.75		
	2		1,373.58							
	3		1,361.13							
	4		1,348.68							
	5		1,336.23							
	6		1,323.78							
	7		1,311.33			704	3,345.00	4,181.25		
	8		1,298.88							
	9		1,286.43							
	10		1,273.98							
	11		1,261.63							
	12		1,249.08							
1994	1		1,236.63			800	3,801.00	4,751.25		
	2		1,224.18							
	3		1,211.73							
	4		1,199.28							
	5		1,186.83							
	6		1,174.38							
	7		1,161.93			722	3,429.00	4,286.25		
	8		1,149.48							
	9		1,137.03							
	10		1,124.58							
	11		1,112.13							
	12		1,099.68							
1995	1		1,087.23			755	3,587.00	4,483.75		
	2		1,074.78							
	3		1,062.33							
	4		1,049.88							
	5		1,037.43							

12B-1 Fees and Commissions Owed to DTI Financial, Inc. by AIM

Exhibit D

Year	Month	Commission Amount Paid	Unpaid Commission Amounts Due	12B-1 Trail Amount Paid	AIM statement Funds under Management ($000's)	Value Of NASDAQ Index	Estimated Funds Under Management (Adjusted for Changes in NASDAQ Value) ($000's)	Unpaid 12B-1 Fees Due (1.25%)	Trail Period	Trade Dollars
	6		1,024.98							
	7		1,012.53			1,001	4,756.00	5,945.00		
	8		1,000.08							
	9		987.63							
	10		975.18							
	11		962.73							
	12		950.28							
1996	1		937.83			1,059	5,032.00	6,290.00		
	2		925.38							
	3		912.93							
	4		900.48							
	5		888.03							
	6		875.58							
	7		863.13			1,080	5,131.00	6,413.75		
	8		850.68							
	9		838.23							
	10		825.78							
	11		813.33							
	12		800.88							
1997	1		788.43			1,379	6,552.00	8,190.00		
	2		775.98							
	3		763.53							
	4		751.08							
	5		738.63							
	6		726.18							
	7		713.73			1,593	7,569.00	9,461.25		
	8		701.28							
	9		688.83							
	10		676.38							
	11		663.93							
	12		651.48							
1998	1		639.03			1,581	7,512.00	9,390.00		
	2		626.58							
	3		614.13							
	4		601.68							
	5		589.23							
	6		576.78							
	7		564.33			1,914	9,094.00	11,367.50		
	8		551.88							
	9		539.43							
	10		526.98							

12B-1 Fees and Commissions Owed to DTI Financial, Inc. by AIM

Exhibit D

Year	Month	Commission Amount Paid	Unpaid Commission Amounts Due	12B-1 Trail Amount Paid	AIM statement Funds under Management ($000's)	Value Of NASDAQ Index	Estimated Funds Under Management (Adjusted for Changes in NASDAQ Value) ($000's)	Unpaid 12B-1 Fees Due (1.25%)	Trail Period	Trade Dollars
	11		514.53							
	12		502.08							
1999	1		489.63			2,209	10,496.00	13,120.00		
	2		477.18							
	3		464.73							
	4		452.28							
	5		439.83							
	6		427.38							
	7		414.93			2,706	12,856.00	16,070.00		
	8		402.48							
	9		390.03							
	10		377.58							
	11		365.13							
	12		352.68							
2000	1		340.23			4,131	19,629.00	24,536.25		
	2		327.78							
	3		315.33							
	4		302.88							
	5		290.43							
	6		277.98							
	7		265.53			3,991	18,964.00	23,705.00		
	8		253.08							
	9		240.63							
	10		228.18							
	11		215.73							
	12		203.28							
2001	1		190.83			2,470	10,835.00	13,543.75		
	2		178.38							
	3		165.93							
	4		153.48			1,825	6,771.00	4,231.88		
	5		141.03							
	6									2,707,640.68
	7	128.58		1,687.69	2,707.00	2,148	2,707.00	0	1,687.69	4/01/01 to 6/30/01
	Total		$ 84,233.53					$ 174,100.63	1,687.69	AIM resumed 12B-1 fees /commisions

Total Commissions and 12B-1 Fees Due = $84,233.53 + $174,100.62 = $ 258,334.15

* Last commisions and 12B-1 Fees DTI Received

Pre-Judgment Interest Owed to DTI Financial, Inc. by AIM

Exhibit E

Interest Rate: 10%
Assumed Award Date: 12/31/04

Year	Month	Unpaid Commission Amounts Due	Unpaid 12B-1 Fees Due (1.25%)	Total Unpaid Amounts	Number of Months	Total Pre-Judgment Interest
1992	8	$ 1,448.28		$ 1,448.28	151.17	$ 1,824.43
	9	1,435.83		1,435.83	150.13	1,796.38
	10	1,423.38		1,423.38	149.13	1,768.95
	11	1,410.93		1,410.93	148.10	1,741.32
	12	1,398.48		1,398.48	147.10	1,714.30
1993	1	1,386.03	$ 4,133.75	5,519.78	146.07	6,718.80
	2	1,373.58		1,373.58	145.03	1,660.12
	3	1,361.13		1,361.13	144.10	1,634.49
	4	1,348.68		1,348.68	143.07	1,607.93
	5	1,336.23		1,336.23	142.07	1,581.95
	6	1,323.78		1,323.78	141.03	1,555.81
	7	1,311.33	4,181.25	5,492.58	140.03	6,409.54
	8	1,298.88		1,298.88	139.00	1,504.54
	9	1,286.43		1,286.43	137.97	1,479.04
	10	1,273.98		1,273.98	136.97	1,454.11
	11	1,261.63		1,261.63	135.93	1,429.15
	12	1,249.08		1,249.08	134.93	1,404.52
1994	1	1,236.63	4,751.25	5,987.88	133.90	6,681.48
	2	1,224.18		1,224.18	132.87	1,355.44
	3	1,211.73		1,211.73	131.93	1,332.23
	4	1,199.28		1,199.28	130.90	1,308.21
	5	1,186.83		1,186.83	129.90	1,284.74
	6	1,174.38		1,174.38	128.87	1,261.15
	7	1,161.93	4,286.25	5,448.18	127.87	5,805.34
	8	1,149.48		1,149.48	126.83	1,214.94
	9	1,137.03		1,137.03	125.80	1,191.99
	10	1,124.58		1,124.58	124.80	1,169.56
	11	1,112.13		1,112.13	123.77	1,147.04
	12	1,099.68		1,099.68	122.77	1,125.03
1995	1	1,087.23	4,483.75	5,570.98	121.73	5,651.45
	2	1,074.78		1,074.78	120.70	1,081.05
	3	1,062.33		1,062.33	119.77	1,060.26
	4	1,049.88		1,049.88	118.73	1,038.80
	5	1,037.43		1,037.43	117.73	1,017.83
	6	1,024.98		1,024.98	116.70	996.79
	7	1,012.53	5,945.00	6,957.53	115.70	6,708.22
	8	1,000.08		1,000.08	114.67	955.63
	9	987.63		987.63	113.63	935.23
	10	975.18		975.18	112.63	915.31
	11	962.73		962.73	111.60	895.34
	12	950.28		950.28	110.60	875.84
1996	1	937.83	6,290.00	7,227.83	109.57	6,599.41
	2	925.38		925.38	108.53	836.95
	3	912.93		912.93	107.57	818.34
	4	900.48		900.48	106.53	799.43
	5	888.03		888.03	105.53	780.97
	6	875.58		875.58	104.50	762.48
	7	863.13	6,413.75	7,276.88	103.50	6,276.31
	8	850.68		850.68	102.47	726.39
	9	838.23		838.23	101.43	708.54
	10	825.78		825.78	100.43	691.13
	11	813.33		813.33	99.40	673.71
	12	800.88		800.88	98.40	656.72
1997	1	788.43	8,190.00	8,978.43	97.37	7,285.00
	2	775.98		775.98	96.33	622.94
	3	763.53		763.53	95.40	607.01
	4	751.08		751.08	94.37	590.64
	5	738.63		738.63	93.37	574.70

Pre-Judgment Interest Owed to DTI Financial, Inc. by AIM

Exhibit E

Interest Rate: 10%
Assumed Award Date: 12/31/04

Year	Month	Unpaid Commission Amounts Due	Unpaid 12B-1 Fees Due (1.25%)	Total Unpaid Amounts	Number of Months	Total Pre-Judgment Interest
	6	726.18		726.18	92.33	558.76
	7	713.73	9,461.25	10,174.98	91.33	7,744.29
	8	701.28		701.28	90.30	527.71
	9	688.83		688.83	89.27	512.41
	10	676.38		676.38	88.27	497.52
	11	663.93		663.93	87.23	482.64
	12	651.48		651.48	86.23	468.16
1998	1	639.03	9,390.00	10,029.03	85.20	7,120.61
	2	626.58		626.58	84.17	439.48
	3	614.13		614.13	83.23	425.97
	4	601.68		601.68	82.20	412.15
	5	589.23		589.23	81.20	398.71
	6	576.78		576.78	80.17	385.32
	7	564.33	11,367.50	11,931.83	79.17	7,871.69
	8	551.88		551.88	78.13	359.34
	9	539.43		539.43	77.10	346.58
	10	526.98		526.98	76.10	334.19
	11	514.53		514.53	75.07	321.87
	12	502.08		502.08	74.07	309.89
1999	1	489.63	13,120.00	13,609.63	73.03	8,282.97
	2	477.18		477.18	72.00	286.31
	3	464.73		464.73	71.07	275.22
	4	452.28		452.28	70.03	263.96
	5	439.83		439.83	69.03	253.02
	6	427.38		427.38	68.00	242.18
	7	414.93	16,070.00	16,484.93	67.00	9,204.09
	8	402.48		402.48	65.97	221.25
	9	390.03		390.03	64.93	211.05
	10	377.58		377.58	63.93	201.17
	11	365.13		365.13	62.90	191.39
	12	352.68		352.68	61.90	181.92
2000	1	340.23	24,536.25	24,876.48	60.87	12,617.90
	2	327.78		327.78	59.83	163.43
	3	315.33		315.33	58.87	154.69
	4	302.88		302.88	57.83	145.97
	5	290.43		290.43	56.83	137.55
	6	277.98		277.98	55.80	129.26
	7	265.53	23,705.00	23,970.53	54.80	10,946.54
	8	253.08		253.08	53.77	113.39
	9	240.63		240.63	52.73	105.74
	10	228.18		228.18	51.73	98.37
	11	215.73		215.73	50.70	91.15
	12	203.28		203.28	49.70	84.19
2001	1	190.83	13,543.75	13,734.58	48.67	5,570.14
	2	178.38		178.38	47.63	70.81
	3	165.93		165.93	46.70	64.57
	4	153.48	4,231.88	4,385.36	45.67	1,668.87
	5	141.03		141.03	44.67	52.49
	6			-	-	-
	7		0	-	-	-
	Total	**$ 84,233.53**	**$ 174,100.63**	**$ 256,885.88**		**$ 194,027.42**